

May 23, 2012

<u>Via E-mail</u>
Mr. Juan R. Figuereo
Chief Financial Officer
Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, GA 30328

      Re: **Newell Rubbermaid Inc.**
               Form 10-Q for Fiscal Quarter Ended March 31, 2012
               Filed May 9, 2012
               Form 8-K Filed April 27, 2012
               File No. 1-09608

Dear Mr. Figuereo:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter ended March 31, 2012</u>

1.   We note that effective January 1, 2012, you implemented certain changes to your organizational structure that resulted in the consolidation of your three operating groups into two and your 13 global business units (GBU) into nine. We note that the two new operating groups are Newell Consumer and Newell Professional. Additionally, we note that while not an operating group, the Baby & Parenting GBU is being treated as a stand-alone operating segment such that you continue to have three operating and reportable segments. Based on these organizational changes, please provide us the following additional information:

- Identify your CODM or CODM group and explain to us how this determination was made. Refer to ASC 280-10-50-5;
- Provide us copies of the internal reports used by the CODM to allocate resources and assess performance, including any information and/or presentations that are provided in meetings between the CODM and segment management;
- Explain to us how and why you do not believe that each GBU is an operating segment based on the definition of an operating segment in ASC 280-10-50-1, particularly in light of your emphasis on building brands; and
- Tell us your intentions regarding providing product line disclosures in future annual filings.

Form 8-K filed on April 27, 2012

2.   We reviewed your first quarter earnings release and noted the prominent presentation of numerous non-GAAP measures, including full non-GAAP consolidated statements of operations and the lack of explanations why management believes the non-GAAP measures provide useful information to investors. Please be advised that earnings releases are required to be furnished under Item 2-02 of Form 8-K and therefore must comply with Item 10(e)(1)(i) of Regulation S-K, as well as Regulation G, pursuant to the Instructions to item 2.02 of Form 8-K. Please revise your future earnings releases to fully comply with Item 2.02 of Form 8-K, including Item 10(e)(1)(i) of Regulation S-K, Regulation G, and the Compliance & Disclosure Interpretations related to non-GAAP Financial Measures. Your revisions should include, but not be limited to, the following: prominently presenting GAAP results; eliminating non-GAAP consolidated statements of operations; and explaining why management believes non-GAAP measures provide useful information to investors. Please provide us a revised draft of your Q1 2012 earnings release consistent with what you propose to provide for Q2 2012.

3.   In regard to the non-GAAP measures you present, please also address the following:

- Explain to us why you believe the non-GAAP measures you present provide useful information to investors;
- Explain to us the specific nature of the "restructuring-related" expenses that are classified in selling, general and administrative expenses and excluded from normalized non-GAAP measures, including why these expenses are not classified in the restructuring costs line item;
- Explain to us how you determined the tax effect of the expenses that you exclude from normalized non-GAAP measures;
- Explain to us how you determined the impact of the timing shift related to your European SAP conversion on core sales; and
- Explain to us how you determined the impact of changes in foreign currency on core sales.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief